FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated March 25, 2004.

OFFICIAL NOTICE

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. Fax	91 348 81 00 91 348 80 00 91 314 28 21 91 348 94 94
www.repsolypf.com

Madrid, March 25th, 2004

OFFICIAL NOTICE

Following today´s purchase of an additional 1.5% stake in Gas Natural SDG S.A., Repsol YPF SA now has a 30.8% participation in Gas Natural SDG SA. Repsol YPF paid 138.2 million euros for the 1.5% stake in Gas Natural SDG, SA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 29, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer